Mail Stop 6010

								December 8, 2005


Paul E. Berger, M.D.
President and Chief Executive Officer
NightHawk Radiology Holdings, Inc.
250 Northwest Boulevard, Suite 202
Coeur d`Alene, Idaho 83814

	Re:	NightHawk Radiology Holdings, Inc.
		Registration Statement on Form S-1, Amendment 2
		Filed November 25, 2005
		File No. 333-128820

Dear Dr. Berger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Pro Forma Condensed Combined Financial Data, page 27

1. We acknowledge your response to previous comment 11. We look forward to your revised disclosures in Amendment No. 3 to the Registration Statement that will provide price-related information.


Selected Consolidated Financial Data, page 29

2. Please disclose the amount of cash dividends declared per common share as required by Rule 301 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 80

3. We note the revisions pursuant to comment 16. Did Dr. Berger, Mr.
Huber, and Mr. Berger receive any consideration when they surrendered shares to NightHawk Radiology Holdings, Inc.? If so, please disclose.
Also, please disclose the approximate dollar value placed on the shares issued to Dr. Cooney.

NightHawk Radiology Holdings Inc. and Subsidiaries Financial
Statements

Notes to Consolidated Financial Statements, page F-9

Note 1. The Company, page F-9

Recapitalization, page F-9

4. We acknowledge your response to previous comment 18. We are still evaluating your response to this comment and may require additional information as a result of that evaluation.

Note 3.  Acquisitions, page F-15

American Teleradiology Nighthawks, Inc, page F-16

5. Please expand your disclosures to clarify the basis used by management to determine the value assigned to the common stock issued in the purchase. Please refer to previous comment 25 in our November
1, 2005 letter.

Note 9.  Employee Benefits and Stock Plans, page F-17

6. We continue to consider your response to previous comment 52 in our
November 1, 2004 letter. As previously stated, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

American Teleradiology Nighthawks, Inc. Financial Statements, page
F-
40

7. Please update the interim historical financial statements to September 30, 2005 as required by Rule 3-05 of Regulation S-X, consistent with the interim financial information in the Unaudited Pro
Forma Condensed Combined Financial Information.

NightHawk Radiology Holdings, Inc and American Teleradiology
Nighthawks, Inc.
Unaudited Pro Forma Condensed Combined Financial Information
Overview,
F-50

Notes to Unaudited Pro Forma Condensed Combined Financial
Information,
page F-53

Note 1:  Purchase Price, page F-53

8. Please state, if true, that in management`s opinion the preliminary allocation of purchase price is not expected to materially differ from the final amounts; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-
02(b)(8) of Regulation S-X. This comment also applies to your disclosure in Note 3 on page F-17. Please refer to previous comment
26 in our November 1, 2005 letter.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Patrick J. Schultheis, Esq.
	Mark J. Handfelt, Esq.
	Mark A. Callon, Esq.
	Wilson Sonsini Goodrich & Rosati Professional Corporation
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
??

??

??

??

Paul E. Berger, M.D.
NightHawk Radiology Holdings, Inc.
December 8, 2005
Page 1